Exhibit 99.h.iv

EXPENSE LIMITATION AGREEMENT

FQF TRUST

QuantShares U.S. Market Neutral Momentum Fund

QuantShares U.S. Market Neutral Value Fund

QuantShares U.S. Market Neutral Size Fund

QuantShares U.S. Market Neutral Anti-Beta Fund

QUANTSHARES U.S. Hedged dividend income FUND

800 Boylston Street, 16th Floor

Boston, MA 02199

August 14, 2013

FFCM LLC

800 Boylston Street, 16th Floor

Boston, MA 02199

Dear Ladies and Gentlemen:

Each of the above named funds (the “Funds”) is a series of FQF Trust, a Delaware statutory trust (“Trust”).

You hereby agree until the date noted on Schedule A (“Limitation Period”), to forgo current payment of fees and/or reimburse annual operating expenses of the Funds (excluding interest, taxes, brokerage commissions and other expenses that are capitalized in accordance with generally accepted accounting principles, dividend, interest and brokerage expenses for short positions, acquired fund fees and expenses, and extraordinary expenses of the Fund) (“Operating Expenses”), so that the Operating Expenses of each Fund are limited to the rate per annum, as noted on Schedule A, of that Fund’s average daily net assets (“Expense Limitation”).

Each Fund agrees to repay you for any fees forgone by you under the Expense Limitation or any Operating Expenses you reimburse in excess of the Expense Limitation, provided the repayments do not cause that Fund’s total operating expenses (exclusive of interest, taxes, brokerage commissions and other expenses that are capitalized in accordance with generally accepted accounting principles, dividend, interest and brokerage expenses for short positions, acquired fund fees and expenses, and extraordinary expenses) to exceed the respective annual rate of average daily net assets as noted on Schedule A and the repayments are made within three years of the date that they are incurred.

You understand that you shall look only to the assets attributable to the respective Fund for performance of this agreement and for payment of any claim you may have hereunder, and neither any other series of the Trust, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

This Agreement is made and to be performed principally in the Commonwealth of Massachusetts, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware. Any amendment to this Agreement shall be in writing signed by the parties hereto.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

FQF TRUST,

on behalf of

QUANTSHARES U.S. MARKET NEUTRAL MOMENTUM

FUND, QUANTSHARES U.S. MARKET NEUTRAL VALUE

FUND, QUANTSHARES U.S. MARKET NEUTRAL SIZE

FUND, QUANTSHARES U.S. MARKET NEUTRAL ANTI-

BETA FUND, AND QUANTSHARES U.S. HEDGED

DIVIDEND INCOME FUND

By: /s/ William DeRoche

        William DeRoche

Title: President

The foregoing agreement is hereby accepted as of August [21], 2013

FFCM LLC

By: /s/ William DeRoche

           William DeRoche

Title: President and Chief Executive Officer

SCHEDULE A

Fund	Limitation Period	Expense Limitation

QuantShares U.S. Market Neutral Momentum Fund	10/31/2014	1.49%
QuantShares U.S. Market Neutral Value Fund	10/31/2014	1.49%
QuantShares U.S. Market Neutral Size Fund	10/31/2014	1.49%
QuantShares U.S. Market Neutral Anti-Beta Fund	10/31/2014	1.49%
QuantShares U.S. Hedged Dividend Income Fund	10/31/2014	1.99%